UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

Name of issuer: The Shift, LLC

Legal status of issuer:
      Form: Limited Liability Company
      Jurisdiction of Incorporation/Organization: California
      Date of organization: October 18, 2018

Physical address of issuer: 3101 N. Filbert Ave., Fresno, CA 93727

Website of issuer: angel.com/theshift

Name of intermediary through which the offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6% of the successful amount raised in cash, plus reimbursements for any out-of-pocket expenses incurred by the portal with third-party service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary previously assisted the company in a Regulation Crowdfunding offerings and received 4% of the Preferred Equity sold in the past offerings. The intermediary still holds those interests.

Type of security offered: Debt via a Promissory Note

Target number of securities to be offered: 250,000

Price (or method for determining price): 100% of the principal amount of the Promissory Note

Target offering amount: $250,000

Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis
☐ Other – provide a description:_____

Maximum offering amount (if different from target offering amount): $618,000

Deadline to reach the target offering amount: November 17, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,529,663.56	$469,395
Cash & Cash Equivalents:	$1,529,663.56	$292,000
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$1,158.34	$94.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	-$1,230,266.17	$-266,298.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: The Shift, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that it's business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☒   No ☐

For the years 2021 and 2022, the annual report was filed late.

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Brock Heasley	See Below for Employment Information		

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer:	Position:	Dates of Service:	Responsibilities:
CEO		10/18/2018-Present	Writing, Producing, Directing the feature film, "The Shift"

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office and any other employment for the past three years.

Employer: Stellar Lense Productions
Employer's Principal Business: Film and Video Production
Title: Writer/Producer
Dates of Service: January 2019-January 2022

Responsibilities: Writing, Directing, Producing, Designing, Editing on commercial, non-profit, and creative works, including the creation of a TV show currently in development with Oops Doughnuts Productions.

Employer: Tremendum Pictures
Employer's Principal Business: Film Production
Title: Writer/Producer
Dates of Service: January 2015 – October 2017
Responsibilities: Writing, Directing, Producing, Editing, and Designing on creative works, primarily in film, including the feature films The Gallows and The Gallows: Act II

Employer: Self-Employed
Employer's Principal Business: Freelance Video and Film Production
Title: Freelancer
Dates of Service: August 2014-Present
Responsibilities: Writing, Producing, Directing, Editing, Designing, Illustrating on various projects, including two short films (The Shift and The Two Hundred Fifth), a comic book (The Superfogeys), and a novel (Paper Bag Mask).

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Brock Heasley	1,090,000 Common Units	50%
Erin Heasley	1,090,000 Common Units	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

THE SHIFT is unabashedly a science fiction film. It is also unabashedly a faith-based film. A *theo fiction*. It's something new. Most of all, it is a modern day, sci-fi re-telling of the story of Job.

Job's story is a familiar one to any person of faith, but it's one we rarely see on screen or in fiction. Typically, modern faith-based stories are about a person coming to faith from a place of unbelief. What's striking about Job's story is that he is a person who already has faith and is then seemingly abandoned by God and severely tested. Job's test isn't to change his ways and arrive at a place of faith, it is simply to endure. It's to make the choice, every day, to still believe despite all hardship and evidence to the contrary.

THE SHIFT is a film about choice, in this case the choices made by Kevin Garner, a man whose marriage is struggling and whose employment is in jeopardy. In this moment of crisis, he is approached by the devil, Satan himself, and offered fame, wealth, and happiness in exchange for doing the devil's bidding. Kevin ultimately refuses, but then must live with the consequences of that decision: now, he's on the devil's radar in a whole new way.

All of us, every day, either give into temptation or choose what is right instead. The world is set against us and circumstances fluctuate, but the same choice is always before us: faith in the long haul or self-interest in the short term. In the end, Job proved worthy of God's faith in him. The question is: can Kevin do the same?

This is Kevin's story and the story of THE SHIFT: a Christ-centered story that doesn't preach but simply shows a good, albeit flawed man endure his extraordinary trial of faith as the devil rages against him. THE SHIFT is not just for the faith-based crowd. Though the faith connections will be there, as a science fiction film and a human story of love and trial, it will be accessible to a number of audiences. The goal is no less than a true crossover film with a Hollywood quality production that can reach both believing and non-believing audiences alike.

This is not a film designed to preach. As in the short film, characters, ideas, and events will be presented without special commentary, allowing the viewer to have their own experience and decide for themselves what the film is about. Those who do not have faith have already connected with THE SHIFT short film on a completely different level. Some see it as a fable about the importance of communication, others as a humanist parable about the difficulty of existence. Still others just enjoy it for the sci-fi-ness of it all, taking pleasure in the mystery and the speculative nature of its mythology.

Over the last several years, faith-based films have been firmly established as a large and thriving niche market, often breaking into the box office top ten on their week of release. To cite recent examples, *Breakthrough* (starring Chrissy Metz and Topher Grace*)* brought in worldwide ticket sales of over $50,000,000 and *I Can Only Imagine* (starring Dennis Quaid) opened with over $17 million receipts in its first week of release, eventually reaching a total of over $83,000,000. Before that, *Heaven is For Real* (starring Jennifer Garner) scored a domestic total of over $90,000,000 in receipts in 2014. Faith-based films are in a growth period, but they can only keep growing if they continue to offer audiences something new.

The Shift will be released theatrically on December 1st, 2023 through Angel Studios, the studio behind The Chosen, Sound of Freedom, and The Wingfeather Saga. While there is no guarantee of success, we believe that after the success of these projects—particularly the worldwide theatrical success of Sound of Freedom, The Shift will find solid placement in theaters across the country and in foreign territories. Through P&A spending, Angel will use their publicity machines, media relationships, and targeted social media ads to further drive interest in the film.

As part of our distribution plan, we will also be utilizing Angel Studios's aggregator and relationships with other studios and retail outlets to achieve placement in streaming, VOD, and physical sales, as well as merchandising opportunities. Our intent is to not only utilize traditional channels and methods, but also to explore new opportunities with a disruptor in the movie and television space like Angel Studios.

On the creative end, we have already assembled a team that will ensure THE SHIFT is a high quality production. Dallas Jenkins, the creator of THE CHOSEN, has signed on as an Executive Producer, as have his composers on THE CHOSEN, Matthew S. Nelson and Dan Haseltine. Additionally, we have Co-Producer Justen Overlander and Casting Director Beverly Holloway, also of The Chosen, and Producer Ken Carpenter, a longtime veteran of the film industry with extensive credits. Our cast includes such well known names as Kristoffer Polaha, Neal McDonough, Elizabeth Tabish, Rose Reid, John Billingsley, Paras Patel, Jordan Alexandra, Jordan Walker Ross, and Sean Astin.

We conducted four previous crowdfunding campaigns. The first concluded September 30, 2020, the second on April 29, 2021, the third November 23rd, 2021, and the fourth on October 18th, 2022. These previous efforts successfully raised over $3.2M combined. Subsequent to that, we raised more money privately and utilized tax incentives to complete the film's budget. Production commenced on January 30th, 2023 and wrapped on March 5th, 2023. Since that time, the film has been in post-production.

This offering is limited in its fund raise to approximately $618,000. Every dollar gained puts us in a much stronger position to bring the film to market and add screens.

We have set our minimum fundraising goal at $250,000.

The Company is offering, through this Offering, up to approximately $618,000 in aggregate principal amount of promissory notes (the "Crowd Notes"). The Crowd Notes will be unsecured, general recourse obligations of the Company. The Crowd Notes will not accrue interest; however, the Crowd Notes will be entitled to receive (x) an amount equal to the investor's original principal amount of the Crowd Note, plus (y) a "preferred return" in an amount equal to 20% of the investor's original principal amount of the Crowd Note. Each investor will be limited to a maximum investment of $20,000.

The Company shall pay to the Holder the amounts due under the Crowd Notes when such amounts are available to be repaid out of the gross revenue of the Company, but in any event no later than the date which is the earlier of (x) twelve (12) months after the initial theatrical release of the film, and (y) December 31, 2024.

The Crowd Notes will be issued in electronic form only and will not be listed on any securities exchange. The Crowd Notes will generally not be transferable. Therefore, investors must be prepared to hold their Crowd Notes to maturity. Each investor must enter into a Note Purchase Agreement (the "Note Purchase Agreement") with the Company, which will govern all purchases of Crowd Notes the investor makes through this Offering.

We currently are not carrying any debt. All monies spent in the past year have gone toward the making of the film.

THE SHIFT is a chance to put something good into the world. It's a chance to share a thought-provoking and challenging story of faith and struggle that can inspire and be appreciated by anyone.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Because there is no operating history of this production company, there is no knowledge if the production will be able to be successfully completed within the stated budget.
(2) It is possible that natural disasters or any other number of unexpected situations may arise that prevent the release of the film based on the realities of the situation.
(3) Because investors in this P&A offering will not hold any equity or voting rights, you will not have a say in how the company operates. Instead, the company will be managed by its managers and officers, and their decisions may prove to be poor decisions for the financial well-being of the company.
(4) Even if we are able to distribute the movie, it could receive unfavorable reviews and never gain enough traction in the marketplace to become profitable.
(5) As a faith-based, niche film, the potential market is smaller than your average blockbuster
(6) A theatrical release is already scheduled and planned, among other methods of distributions, but we cannot guarantee how wide or strong that release will be.
(7) The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as methods of distribution later negotiated, audience interest, market conditions, etc.
(8) Audience tastes change and evolve, thus even if The Shift starts out with good publicity, there is no guarantee that viewership would remain high enough to create a profit for the investors
(9) Competition for The Shift at the time of release cannot be known, nor its effects on the outcome of viewership to The Shift at the time of release
(10) The Crowd Notes are highly risky and speculative because the Crowd Notes are unsecured, general recourse obligations of the Company. Crowd Notes are suitable purchases only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in the Crowd Note, you should not purchase the Crowd Note.
(11) The Crowd Notes will not represent an obligation of any other party except the Company. The Crowd Notes are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party. As a result, there is no assurance or guaranty that our cash flow, profits and capital will be sufficient to repay our obligations under the Crowd Notes.

THE OFFERING

9. What is the purpose of this offering?

To fund the P&A (Prints and Advertising, i.e. Marketing) of *The Shift,* a feature film about a frustrated man struggling with his marriage and in his job who is offered a job by the devil and then must live with the consequence of his choice.

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold	If Maximum Amount Sold
Portal Intermediary Fees	$15,000.00	$37,080
Escrow Agent Fees	$2,000.00	$6,000.00
Offering Advertising (maximum estimate)	$50,000.00	$123,600.00
P&A Marketing	$183,000.00	$451,320.00
Totals	$250,000	$618,000

The above figures represent only estimated costs. The expected use of proceeds from this Offering

represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will have broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and we will have broad discretion in the application of net proceeds from this Offering. In other words, we reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

11. (a)Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? No.

(b) How will the issuer complete the transaction and deliver return on investment to the investors?

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor indicating the amount of money invested. The investment will not be certificated and you may access your investments in your VAS Portal, LLC user account.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive the Crowd Note.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment commitment with the above restrictions directly in your VAS Portal, LLC account by clicking on the cancel commitment button.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

Investments will be in the form of an unsecured promissory note (a "Crowd Note"), which is a debt instrument. The Crowd Notes will be considered an indebtedness obligation of the Company. Each Crowd Note will have the same maturity date. Each Crowd Note will be entitled to receive (x) an amount equal to the investor's original principal amount of the Crowd Note, *plus* (y) a "preferred return" in an amount equal to 20% of the investor's original principal amount of the Crowd Note.

The Crowd Notes are a general debt obligation of the Company and are not secured by a security interest in any assets of the Company.

The Crowd Notes will be due and payable as outlined in Section 7 above.

The Crowd Notes will be treated as an unsecured debt of the Company during a dissolution and the maturity date of such Crowd Note will be accelerated to the date of dissolution of the Company.

Payment under the loan from Angel Studios will be paid out of the proceeds of this Offering and payment under the Crowd Notes will be paid as first money out of the revenue of the Company.

Payments under the Crowd Notes will be paid pro rata among the holders of the Crowd Notes, without preference or priority of any kind, according to the original principal amount of the Crowd Note.

14. Do the securities offered have voting rights?   ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

16. How may the terms of the securities being offered be modified?

In accordance with the Note Purchase Agreement, the amendment and the modification of the rights and obligations of the Company and the rights of the holders under the Note Purchase Agreement and the Crowd Notes may be made only with the consent of the holders of at least a majority of the aggregate principal of the Crowd Notes at the time outstanding.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The securities being offered are also subject to approval and rights of first refusal to the Company and other members.

NOTE: The term "accredited investor" means any person who comes within any of the categories

set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	2,180,000	2,180,000	Yes	
Preferred Units	2,180,000	1,216,308	No	Preferred return of 120% before distributions to Common Unit holders

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

As a limited liability company, the Company is not required to authorize a set number of membership interests and it has the right, with the consent of the members, to issue additional membership interests and to create and issue new classes of securities. The rights of unsecured creditors, such as holders of the Crowd Notes, will generally be senior to those of members of the Company in the event of dissolution. Additionally, the Company has the right to enter into loan agreements and/or promissory notes, either secured or unsecured that may have priority rights over the Crowd Notes issued to investors in this offering.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the securities purchasers in this offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors. The investors in this Offering, as holders of only unsecured promissory notes (in the case of the Crowd Notes), cannot, individually or as a group, remove the principal security holders or otherwise have control over the business of the Company.

21.   How are the securities being offered being valued? Include examples of methods for how such

securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Crowd Notes is based on the original principal amount of the Crowd Note, and no other valuation methodology. Each Crowd Note will be entitled to receive (x) an amount equal to the investor's original principal amount of the Crowd Note, *plus* (y) a "preferred return" in an amount equal to 20% of the investor's original principal amount of the Crowd Note. The Crowd Note does not necessarily bear any relationship to the Company's book value, assets, earnings, or other generally accepted valuation criteria.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An investor with a Crowd Note will hold no member/shareholder position in the Company, will not own any equity securities in the Company, and will not have any voting rights. Thus, a noteholder will be extremely limited as to his/her/its ability to control or influence the governance and operations of the Company. The marketability and value of the noteholder's interest in the Company, evidenced by the Crowd Note, will depend upon many factors outside the control of the investor. The Company will be managed by its officers and members and be governed in accordance with the strategic direction and decision-making of its management, and the investor will have no independent right to name or remove an officer or member of the management of the Company. Following the investor's investment in the Company, the Company may sell Crowd Notes or equity interests to additional investors, some of which may have senior rights to those of the investor's Crowd Note. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

23. What are the risks to purchasers associated with corporate actions including:

• additional issuances of securities,
    Following the investor's investment in the Company via a Crowd Note, the Company may sell interests and/or promissory notes to additional investors, some of which may have senior rights to those of the investor's Crowd Note.

• issuer repurchases of securities,
    The Company may have authority to repurchase its securities from its holders. Such repurchase will typically have little effect on the investor because the investor holds a Crowd Note and is not a shareholder/member of the Company.

• a sale of the issuer or of assets of the issuer; or
    A Crowd Note will either be assumed by a prospective buyer or paid in full, including principal and accrued interest, if a change of control occurs.

• transactions with related parties?
    The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its interest holders or its note holders (if any, with respect to the note holders). By acquiring a Crowd Note, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

25. What other exempt offerings has the issuer conducted within the past three years?

Completed a Regulation CF in October of 2020, which raised $152,848
Completed a Regulation CF in April of 2021, which raised $574,764
Completed a Regulation CF in November of 2021, which raised $1,014,987
Completed a Regulation CF in October of 2022, which raised $1,452,036

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

☒ No to all of this.

☐ If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history? x Yes No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has a small operating history. Up to this point, we have finished four previous Reg CF offerings and have about $0 in our accounts with no debt. What money we have spent has going into one of two buckets: film production and marketing for crowdfunding. This has included everything from early UI renderings, costume design, location scouts, business meetings, legal, accounting, contracting early players like producers and a casting director, development, production, post-production, etc. For the marketing, this has included ad buys, ad writing, ad filming, livestreams, etc.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Audited 2021 Financial Statements and Unaudited 2022 Financial Statements

30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of

the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No

ii.   involving the making of any false filing with the Commission?
☐ Yes ☒ No

iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☒ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No;

ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i.   at the time of the filing of this offering statement bars the person from:
(A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

(B) engaging in the business of securities, insurance or banking?
☐ Yes ☒ No

(C) engaging in savings association or credit union activities?
☐ Yes ☒ No

ii.   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

ii.   places limitations on the activities, functions or operations of such person?

☐ Yes ☒ No

iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
☐ Yes ☒ No

ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:
  (1) any other material information presented to investors; and
    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Writer/Director Brock Heasley's experience with losing his job at the same time as his wife makes him uniquely qualified to tell the story of a man who finds himself at his lowest point with only his past experiences with God to rely on for faith when all other evidences have abandoned him. Additionally, Brock is an accomplished storyteller in various mediums, including books, comics, and, most crucially, film. He has a well-rounded education not only in storytelling, but also in the business of making content an audience wants to see.

There is a trailer on the portal's page for this offering. The trailer represents the film that will be released.

There are livestreams and a placeholder for additional live-stream videos in which Brock Heasley and others will discuss the film and the similar concepts for his reasoning in creating it, the message it is intended to portray, the production process, etc. Any questions asked during the livestream will use the portal's built-in Q&A forum for the offering to allow investors to ask questions and get answers for the offeror that are offering specific. Once filmed, these livestreams are recorded and stay on the portal's page for this offering.

Additional videos and messaging may become available as the campaign progresses.

ONGOING REPORTING

32.   The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33.   Once posted, the annual report may be found on the SEC's Edgar website or the issuer's website at:

      angel.com/theshift

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.